Registration  No.  333-______
 -----------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Cova  Variable  Life  Account  One
    (Exact  Name  of  Trust)

B.  Cova  Financial  Services  Life  Insurance  Company
    (Name  of  Depositor)

C.  One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:
    Lorry  J.  Stensrud,  President
    Cova  Financial  Services  Life  Insurance  Company
    One  Tower  Lane,  Suite  3000
    Oakbrook  Terrace,  Illinois  60181-4644
    (800)  523-1661

    Copies  to:

    Judith A. Hasenauer                and  Bernard J. Spaulding
    Blazzard, Grodd & Hasenauer, P.C.       Senior Vice President and
    P.O. Box 5108                           General Counsel
    Westport, CT 06881                      Cova Financial Services
    (203) 226-7866                          Life Insurance Company
                                            One Tower Lane, Suite 3000
                                            Oakbrook Terrace, IL 60181-4644


E.  Flexible Premium Variable Life Insurance Policy
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

----------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-----------------------------------------------------------------------------


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Cova; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Cova; Purchases

52            Investment Options

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements

-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

This Registration Statement contains 46 portfolios of the various underyling investment options. Two versions (Version A and Version B) of the Prospectus will be created from this Registration Statement. The only differences between the two versions are the underlying investment options and the Illustrations. One version will contain 41 portfolios (Version A) and the other version will contain 6 portfolios (Version B). The distribution system for each version of the Prospectus will be different. The Prospectus contained in this Registration Statement will contain two sets of Illustrations - one for Version A of the Prospectus and the other for Version B. The Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

--------------------------------------------------------------------------------


                                FLEXIBLE PREMIUM
                         VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY

                 COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY
                         COVA VARIABLE LIFE ACCOUNT ONE

This prospectus describes the Flexible Premium Variable Life Insurance Policy that we are offering.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 46 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

AIM Variable Insurance Funds, Inc.
Advisor: A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.
Advisor: Alliance Capital Management L.P.
         Premier Growth Fund
         Real Estate Investment Fund

Cova Series Trust
Advisor: J.P. Morgan Investment Management Inc.
         Select Equity Fund
         Small Cap Stock Fund
         International Equity Fund
         Quality Bond Fund
         Large Cap Stock Fund

Advisor: Lord, Abbett & Co.
         Bond Debenture Fund
         Mid-Cap Value Fund
         Large Cap Research Fund
         Developing Growth Fund
         Lord Abbett Growth and Income Fund

General American Capital Company
Advisor: Conning Asset Management Company
         Money Market Fund

Goldman Sachs Variable Insurance Trust
Advisor: Goldman Sachs Asset Management
         Goldman Sachs Growth and Income
         Fund

Advisor: Goldman Sachs Asset Management International
         Goldman Sachs International Equity
         Fund
         Goldman Sachs Global Income Fund

Kemper Variable Series
Advisor: Scudder Kemper Investments, Inc.
         Kemper Small Cap Value Fund
         Kemper Government Securities Fund
         Kemper Small Cap Growth Fund

Liberty Variable Investment Trust
Advisor: Newport Fund Management Inc.
         Newport Tiger, Variable Series

MFS(R) Variable Insurance Trust(SM)
Advisor: MFS Investment Management (R)

         MFS Emerging Growth Fund
         MFS Research Fund
         MFS Growth With Income Fund
         MFS High Income Fund
         MFS Global Governments Fund

Oppenheimer Variable Account Funds
Advisor: OppenheimerFunds, Inc.
         Oppenheimer High Income Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Capital Appreciation Fund/VA
         Oppenheimer Main Street Growth & Income
          Fund/VA
         Oppenheimer Strategic Bond Fund/VA

Putnam Variable Trust
Advisor: Putnam Investment Management, Inc.
         Putnam VT Growth and Income Fund-Class IA
             Shares
         Putnam VT International Growth Fund-Class IA
             Shares
         Putnam VT International New Opportunities
         Fund-Class IA Shares
         Putnam VT New Value Fund- Class IA Shares
         Putnam VT Vista Fund-Class IA Shares
Templeton Variable Products Series Fund
Advisor: Templeton Asset Management Ltd.
         Templeton Developing Markets Fund-
         Class 1

Advisor: Templeton Investment Counsel, Inc.
         Templeton International Fund-Class 1

Advisor: Franklin Mutual Advisers LLC
         Mutual Shares Investments Fund-
         Class 1

Russell Insurance Funds
Advisor: Frank Russell Investment
Management                Company
         Multi-Style Equity Fund
         Aggressive Equity Fund
         Non-U.S. Fund
         Real Estate Securities Fund
         Core Bond Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

         *        is not a bank deposit.

         *        is not federally insured.

         *        is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.
DATE:


                                TABLE OF CONTENTS


SPECIAL TERMS.....................................................................................................2

SUMMARY  .........................................................................................................5
         The Variable Life Insurance Policy.......................................................................5
         Purchases................................................................................................5
         Investment Choices.......................................................................................6
         Expenses ................................................................................................9
         Death Benefit...........................................................................................11
         Taxes    ...............................................................................................11
         Access to Your Money....................................................................................12
         Other Information.......................................................................................12
         Inquiries...............................................................................................13

PART I   ........................................................................................................14
         The Variable Life Insurance Policy......................................................................14
         Purchases...............................................................................................14
                  Application For a Policy.......................................................................14
                  Premiums ......................................................................................14
                  Unscheduled Premiums...........................................................................15
                  Lapse and Grace Period.........................................................................15
                  Reinstatement..................................................................................16
                  Allocation of Premium..........................................................................16
                  Cash Value of your Policy......................................................................17
                  Method of Determining Cash Value of an Investment Fund.........................................17
                  Net Investment Factor..........................................................................18
                  Our Right to Reject or Return a Premium Payment................................................19
         Investment Funds........................................................................................19
                  Substitution and Limitations on Further Investments............................................22
                  Transfers......................................................................................22
                  Dollar Cost Averaging..........................................................................23
                  Portfolio Rebalancing..........................................................................24
         Expenses ...............................................................................................25
                  Tax Charges....................................................................................25
                  Sales Charge...................................................................................25
                  Selection and Issue Expense Charge.............................................................26
                  Monthly Policy Charge..........................................................................26
                  Monthly Cost of Insurance......................................................................26
                  Charges for Additional Benefit Riders..........................................................28
                  Mortality and Expense Risk Charge..............................................................28
                  Surrender Charge...............................................................................28
                  Transaction Charges............................................................................29
                  Investment Fund Expenses.......................................................................29
         DEATH BENEFIT...........................................................................................33
                  Change in Death Benefit........................................................................35
                  Change in Face Amount..........................................................................35
         TAXES    ...............................................................................................36
                  Life Insurance in General......................................................................36
                  Taking Money out of Your Policy................................................................36
                  Diversification................................................................................37
         ACCESS TO YOUR MONEY....................................................................................37
                  Policy Loans...................................................................................37
                  Loan Interest Charged..........................................................................38
                  Security ......................................................................................38
                  Repaying Policy Debt...........................................................................39
                  Partial Withdrawals............................................................................39
                  Pro-Rata Surrender.............................................................................40
                  Full Surrenders................................................................................41
         OTHER INFORMATION.......................................................................................41
                  Cova     ......................................................................................41
                  Distribution...................................................................................41
                  Year 2000......................................................................................42
                  The Separate Account...........................................................................42
                  Suspension of Payments or Transfers............................................................42
                  Ownership......................................................................................43
                  Adjustment of Charges..........................................................................44

         PART II.................................................................................................44
         Voting   ...............................................................................................49
         Disregard  of Voting  Instructions......................................................................50
         Legal Opinions..........................................................................................50
         Our Right to Contest....................................................................................50
         Federal Tax Status......................................................................................51
                  Introduction...................................................................................51
                  Diversification................................................................................51
                  Tax Treatment of the Policy....................................................................53
                  Policy Proceeds................................................................................53
                  Tax Treatment of Loans And Surrenders..........................................................53
                  Multiple Policies..............................................................................55
                  Tax Treatment of Assignments...................................................................55
                  Qualified Plans................................................................................55
         Reports to Owners.......................................................................................55
         Legal Proceedings.......................................................................................55
         Experts  ...............................................................................................55
         Financial Statements....................................................................................56
         Appendix ...............................................................................................56



                                  SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Attained Age - The Issue Age of the Insured plus the number of completed Policy years.

Beneficiary - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Value - The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Cash Surrender Value - The Cash Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount - The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attainged Age 100.

General Account - Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness - The sum of all unpaid Policy loans and accrued interest on loans.

Insured - The person whose life is insured under the Policy.

Investment Funds - Investments within the Separate Account which we make available under the Policy.

Investment Start Date - The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age - The age of the Insured at his or her nearest birthday as of the Issue Date.

Issue Date - The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Loan Account - The account of Cova to which amounts securing Policy Loans are allocated. The Loan Account is part of Cova's General Account.

Loan Subaccount - A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium - The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner - The owner of a Policy, as designated in the application or as subsequently changed.

Policy - The flexible premium variable life insurance Policy offered by us and described in this prospectus.

Pro-Rata Surrender - A requested reduction of both the Face Amount and the Cash Value by a given percentage.

Separate Account - Cova Variable Life Account One, a separate investment account established by Cova to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office - Cova Financial Services Life Insurance Company, P.O. Box 66757, St. Louis, MO 63166-6757.

Target Premium - A premium calculated when a Policy is issued, based on the Insured's age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date - Each day that the New York Stock Exchange is open for trading and Cova is open for business.

Valuation Period - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange (usually 4:00 p.m. Eastern Standard
Time) on a Valuation Date and ending with the close of the New York Stock Exchange on the next succeeding Valuation Date.


The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

                                     SUMMARY

The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person Insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured is the person you choose to have insured under the Policy. You, the owner, can be the Insured, but you do not have to be.

The Policy described in this prospectus is a flexible premium variable life insurance Policy. The Policy is "flexible" because:

         *        the frequency and amount of premium payments can vary;

         *        you can choose between death benefit options; and

         *        you can change the amount of insurance coverage.

The Policy is "variable" because the Cash Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary and, under certain circumstances, so may your death benefit.

So long as the Insured is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies.

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $50,000.

Purchases

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured. We may require the Insured to provide us with medical records, physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

Investment Choices

You can put your money in our General Account or in any or all of the Investment Funds listed below. A more detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund, which accompany this prospectus. You should read the prospectuses carefully.

The following is a list of the Investment Funds available under the Policy:

AIM Variable Insurance Funds, Inc.
Advisor: A I M Advisors, Inc.
         AIM V.I. Capital Appreciation Fund
         AIM V.I. International Equity Fund
         AIM V.I. Value Fund

Alliance Variable Products Series Fund, Inc.
Advisor: Alliance Capital Management L.P.
         Premier Growth Fund
         Real Estate Investment Fund

Cova Series Trust
Advisor: J.P. Morgan Investment Management
Inc.
         Select Equity Fund
         Small Cap Stock Fund
         International Equity Fund
         Quality Bond Fund
         Large Cap Stock Fund

Advisor: Lord, Abbett & Co.
         Bond Debenture Fund
         Mid- Cap Value Fund
         Large Cap Research Fund
         Developing Growth Fund
         Lord Abbett Growth and Income Fund

General American Capital Company
Advisor: Conning Asset Management Company
         Money Market Fund

Goldman Sachs Variable Insurance Trust
Advisor: Goldman Sachs Asset Management
         Goldman Sachs Growth and Income
          Fund
Advisor: Goldman Sachs Asset Management International
         Goldman Sachs International Equity Fund
         Goldman Sachs Global Income Fund

Kemper Variable Series
Advisor: Scudder Kemper Investments, Inc.
         Kemper Small Cap Value Fund
         Kemper Government Securities Fund
         Kemper Small Cap Growth Fund

Liberty Variable Investment Trust
Advisor: Newport Fund Management Inc.
         Newport Tiger, Variable Series

MFS(R) Variable Insurance Trust(SM)
Advisor: MFS Investment Management(R)
         MFS Emerging Growth Fund
         MFS Research Fund
         MFS Growth With Income Fund
         MFS High Income Fund
         MFS Global Governments Fund

Oppenheimer Variable Account Funds
Advisor: OppenheimerFunds, Inc.
         Oppenheimer High Income Fund/VA
         Oppenheimer Bond Fund/VA
         Oppenheimer Capital Appreciation Fund/VA
         Oppenheimer Main Street Growth & Income
         Fund/VA
         Oppenheimer Strategic Bond Fund/VA

Putnam Variable Trust
Advisor: Putnam Investment Management, Inc.
         Putnam VT Growth and Income Fund-Class IA Shares
         Putnam VT International Growth Fund-Class IA Shares
         Putnam VT International New
         Opportunity Fund-Class IA Shares
         Putnam VT New Value Fund-Class IA Shares
         Putnam VT Vista Fund-Class IA Shares

Templeton Variable Products Series Fund
Advisor: Templeton Asset Management Ltd.
         Templeton Developing Markets Fund-Class 1

Advisor: Templeton Investment Counsel, Inc.
         Templeton International Fund-Class 1

Advisor: Franklin Mutual Advisers LLC
         Mutual Shares Investments Fund-Class 1

Russell Insurance Funds
Advisor: Frank Russell Investment Management Company
         Multi-Style Equity Fund
         Aggressive Equity Fund
         Non-U.S. Fund
         Real Estate Securities Fund
         Core Bond Fund

Expenses

We make certain deductions from your premiums, your Cash Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

     *    Deductions from each premium payment.

          Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal Tax Charge. We also deduct a Premium Tax Charge to pay the state and local premium taxes. The Premium Tax Charge ranges from 0% to 3.5%, depending on the state.

          Sales Charge. The Sales Charge, which is also referred to as the percent of premium charge, is determined as follows:

          (1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

          (2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

          (3) in the 11th Policy year and later, 2% of the actual premium you pay.

     *    Monthly deductions from your Cash Value.

          Selection and Issue Expense Charge. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insured.

          Monthly Policy Charge. This charge is equal to $25 per month for the first policy year, and $6 per policy month thereafter. This amount is deducted from the Cash Value of your Policy on the Investment Start Date and each Monthly Anniversary Date.

          Monthly Cost of Insurance. This amount is deducted monthly from your Cash Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured, duration and the amount of death benefit at risk.

          Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

     *    Deductions from the Investment Funds.

          Mortality and Expense Risk Charge. This risk charge is guaranteed not to exceed, on an annual basis, 0.55% of the average value of each of your Investment Funds and is deducted each Valuation Date. The current risk charge depends on the number of years your Policy has been in force and is as follows:

                  Years             Daily Charge Factor                         Annual Equivalent
                  -----             -------------------                         -----------------
                  1-10                      .0015027%                                   0.55%
                  11-20                     .0012301%                                   0.45%
                  21+                       .0009572%                                   0.35%

          This deduction is guaranteed not to increase while the Policy is in force.

          Other Expenses. There are deductions from and expenses paid out of the assets of the Investment Funds.

     *    Deductions for surrenders, partial withdrawals and transfers.

          Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Cash Value of your Policy to help us recover the costs of selling and issuing the Policy.

          The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

          There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

          If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

          Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.


Death Benefit

The amount of the death benefit depends on:

     *    the Face Amount of your Policy;

     *    the death benefit option in effect at the time of the Insured's death;
          and

     *    under some circumstances the Cash Value of your Policy.

There are three death benefit  options:  Option A, Option B and Option
C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value of your Policy on the date of the Insured's death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Cash Value of your Policy, or the Cash Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100, the minimum death benefit will be at least the Current Face Amount.

Under certain circumstances you can change death benefit options. You can also change the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

Taxes

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can terminate your Policy at any time during the lifetime of the Insured and we will pay you the Cash Surrender Value of your Policy. At any time during the Insured's lifetime and before the Policy has terminated, you may withdraw a part of your Cash Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Cash Value of your Policy.

Other Information

Free Look. You can cancel the Policy within 20 days after you receive it (or whatever period is required in your state) or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market Fund until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Cash Value and any subsequent premiums as you requested.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

         *        create or conserve one's estate;
         *        supplement retirement income; and
         *        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the Insured, you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life the Insured.

Additional Features. The following additional features are offered:

     * you can arrange to have a regular amount of money automatically transferred from the Money Market Fund to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     * you can arrange to automatically readjust your Cash Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

     * we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about purchasing a Policy, please contact us at:

         Cova Financial Services Life Insurance Company
         P.O. Box 66757
         St. Louis, MO 63166-6757
         800-xxx-xxxx

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our service center:

         Cova Financial Services Life Insurance Company
         P.O. Box 66757
         St. Louis, MO 63166-6757
         800-xxx-xxxx


                                     PART I

1.  The Variable Life Insurance Policy

The variable life insurance Policy is a contract between you, the owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured. It has a Cash Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Cash Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year and, if surrender charges and any Partial Withdrawal Fee is insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When the Insured dies, the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.  Purchases

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about the proposed Insured. In some cases, we will ask for additional information. We may request that the proposed Insured provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If Cova receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then Cova reserves the right to :

     *    refuse that premium payment; or

     * require additional evidence of insurability before it accepts the premium.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

     * the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insured within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

     * the Cash Surrender Value is not sufficient to cover the monthly deduction (except for reasons stated above);

     * the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

     *    a grace period expires without a sufficient premium payment.


When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value.

If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

     *    submit a written request for reinstatement;

     * submit proof satisfactory to us that the Insured is still insurable at the risk class that applies for the latest Face Amount portion then in effect;

     * pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

     * pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The  reinstatement  date is the  date on or  following  the day we  approve  the
application   for   reinstatement.   The  Cash  Value  of  your  Policy  on  the
reinstatement date is equal to:

     *    the amount of any Policy loan reinstated;

     * increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if the Insured dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

     *    a Tax Charge for premium taxes and Federal taxes; and

     *    a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the Money Market Fund. Once the free look period expires, the Cash Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the minimum percentage that may be allocated is 5% of the Net Premium and the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

Cash Value of your Policy

The Cash Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Method of Determining Cash Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Cash Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Cash Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Cash Value in an Investment Fund will equal:

     (1) The Cash Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

     (3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

     (4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

     (6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

     (8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

     (9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

     (10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

     (5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

                  Policy                    Percentage of                       Effective
                  Years                     Avg. Net Assets                     Annual Rate
                  -----                     ---------------                     -----------
                  1-10                          0.0015027                           0.55%
                  11-20                         0.0012301                           0.45%
                  21+                           0.0009572                           0.35%;

         divided by

     (6)  The value of the assets at the end of the preceding Valuation Period.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.  Investment Funds

There are currently 46 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of twelve open-end, diversified management investment companies: (1) AIM Variable Insurance Funds, Inc., (2) Alliance Variable Products Series Fund, Inc., (3) Cova Series Trust, (4) General American Capital Company, (5) Goldman Sachs Variable Insurance Trust, (6) Kemper Variable Series, (7) Liberty Variable Investment Trust, (8) MFS Variable Insurance Trust, (9) Oppenheimer Variable Account Funds, (10) Putnam Variable Trust, (11) Templeton Variable Product Series Fund, and (12) Russell Insurance Funds.

Purchasers should read this prospectus and the accompanying prospectuses for the above listed investment companies carefully before investing.

The following is a list of the Investment Funds and investment managers available under the Policy:

AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Portfolio
Real Estate Investment Portfolio

COVA SERIES TRUST
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Portfolio
Small Cap Stock Portfolio
International Equity Portfolio
Quality Bond Portfolio
Large Cap Stock Portfolio

Advisor: Lord, Abbett & Co.
Bond Debenture Portfolio
Mid-Cap Value Portfolio
Large Cap Research Portfolio
Developing Growth Portfolio
Lord Abbett Growth & Income Portfolio

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund
Goldman Sachs Global Income Fund

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Portfolio
Kemper Government Securities Portfolio
Kemper Small Cap Growth Portfolio

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia)

MFS(R) VARIABLE INSURANCE TRUST(SM)
Advisor: MFS Investment Management (R)
MFS Emerging Growth Series
MFS Research Series
MFS Growth With Income Series
MFS High Income Series
MFS Global Governments Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer Strategic Bond Fund/VA

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund - Class IA Shares
Putnam VT International Growth Fund - Class IA Shares
Putnam VT International New Opportunities Fund - Class IA Shares
Putnam VT New Value Fund - Class IA Shares
Putnam VT Vista Fund - Class IA Shares (a stock portfolio)

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund

Advisor: Templeton Investment Counsel, Inc.
Templeton International Fund

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund

RUSSELL INSURANCE FUNDS
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund
Aggressive Equity Fund
Non-U.S. Fund
Real Estate Securities Fund
Core Bond Fund

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may substitute one of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

     (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

     (b) the previous Policy year's General Account maximum withdrawal amount not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and are disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the Money Market Fund to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

     1)   the value of the Money Market Fund is completely depleted; or

     2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Cash Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

     Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Cash Value according to the investment percentages you elected.

     Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

4.  Expenses

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge currently ranges from 0% to 3.5% of premium payments, depending on the state. The premium tax charge does not apply in states that do not charge a premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

         Policy Year 1              :       15% of premium up to Target Premium; 5% of
                                            premium above Target Premium
         Policy Years 2-10          :       5% of all premium paid
         Policy Years 11+           :       2% of all premium paid

For policies issued in the state of Oregon, the amounts shown above are increased by 2%. The guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Selection and Issue Expense Charge

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured. For policies issued in Texas, the guaranteed selection and issue expense charge is level for the life of the Policy to ensure compliance with the Texas non-forfeiture laws.

Monthly Policy Charge

We deduct a monthly Policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured and the fact that the death benefit is not payable until the death of the Insured. Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insured at issue. The monthly cost of insurance rates generally increase as the Insured's Attained Age increases.

The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place the Insured into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans; and 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law). All Policies are based on the Attained Age of the Insured. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non- smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

     (1)  the death  benefit at the  beginning  of the Policy  month  divided by
          1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

     (2)  the Cash Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:


                           Daily
      Policy              Charge              Annual
       Years              Factor            Equivalent
------------------- ------------------- -------------------
       1-10              .0015027%             0.55%
       11-20             .0012301%             0.45%
        21+              .0009572%             0.35%

This deduction is guaranteed not to increase while the Policy is in force. This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

         *        upon surrender or lapse of the Policy;
         *        upon a partial withdrawal; or
         *        upon a Pro-Rata Surrender.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the Prospectus and sales literature.

The surrender charge percentage is shown in the following table.



If surrender or lapse occurs in                 The percentage of the annual
the last month of Policy Year:                  Target Premium payable is:
----------------------------------------------- --------------------------------
                  1 through 5                                         45%
                       6                                              40%
                       7                                              30%
                       8                                              20%
                       9                                              10%
                 10 and later                                         0%

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Cash Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Investment Fund Expenses

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses shown below are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Fund and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

Annual Fund Operating Expenses
(as a percentage of average net assets)
                                                                                        Other Fund
                                                                                        Expenses
                                                                                        (after            Total
                                                                                        reimbursement     Annual
                                                                       Management       and/or waivers    Fund
Investment Funds                                                       Fees             as noted)         Expenses


AIM VARIABLE INSURANCE FUNDS, INC.
Advisor:  A I M Advisors, Inc
AIM V.I. Capital Appreciation Fund                                     0.62%            0.05%             0.67%
AIM V.I. International Equity Fund                                     0.75%            0.16%             0.91%
AIM V.I. Value Fund                                                    0.61%            0.05%             0.66%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC
Advisor: Alliance Capital Management, L.P.
Premier Growth Fund(1)                                                 1.00%            0.06%             1.06%
Real Estate Investment Fund(2)                                         0.08%            0.87%             0.95%

COVA SERIES TRUST(3)
Advisor: J.P. Morgan Investment Management, Inc.
Select Equity Fund                                                     0.68%            0.18%             0.86%
Small Cap Stock Fund                                                   0.85%            0.27%             1.12%
International Equity Fund                                              0.80%            0.28%             1.08%
Quality Bond Fund                                                      0.55%            0.10%             0.65%
Large Cap Stock Fund                                                   0.65%            0.10%             0.75%

Advisor: Lord, Abbett & Co.
Bond Debenture Fund                                                    0.75%            0.10%             0.85%
Mid-Cap Value Fund                                                     1.00%            0.30%             1.30%
Large Cap Research Fund                                                1.00 %           0.30%             1.30%
Developing Growth Fund                                                 0.90 %           0.30%             1.20%
Lord Abbett Growth & Income Fund(4)                                    0.65 %           0.07%             0.72%

GENERAL AMERICAN CAPITAL COMPANY
Advisor: Conning Asset Management Company
Money Market Fund                                                      0.125%           0.08%             0.205%

GOLDMAN SACHS VARIABLE INSURANCE TRUST(5)
Advisor:  Goldman Sachs Asset Management
Goldman Sachs Growth and Income Fund                                   0.75%            0.15%             0.90%

Advisor:  Goldman Sachs Asset Management International
Goldman Sachs International Equity Fund                                1.00%            0.25%             1.25%
Goldman Sachs Global Income Fund                                       0.90%            0.15%             1.05%

KEMPER VARIABLE SERIES
Advisor: Scudder Kemper Investments, Inc.
Kemper Small Cap Value Fund(6)                                         0.75%            0.05%             0.80%
Kemper Government Securities Fund                                      0.55%            0.11%             0.66%
Kemper Small Cap Growth Fund                                           0.65%            0.05%             0.70%

LIBERTY VARIABLE INVESTMENT TRUST
Advisor: Newport Fund Management, Inc.
Newport Tiger, Variable Series                                         0.90%            0.40%             1.30%

MFS(R) VARIABLE INSURANCE TRUST(SM)(7)
Advisor: MFS Investment Management(R)
MFS Emerging Growth Fund                                               0.75%            0.10%             0.85%
MFS Research Fund                                                      0.75%            0.11%             0.86%
MFS Growth With Income Fund                                            0.75%            0.13%             0.88%
MFS High Income Fund                                                   0.75%            0.28%             1.03%
MFS Global Governments Fund(8)                                         0.75%            0.26%             1.01%

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Advisor: OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                                        0.74%            0.04%             0.78%
Oppenheimer Bond Fund/VA                                               0.72%            0.02%             0.74%
Oppenheimer Capital Appreciation Fund/VA                               0.72%            0.03%             0.75%
Oppenheimer Main Street Growth and Income Fund/VA                      0.74%            0.05%             0.79%
Oppenheimer Strategic Bond Fund/VA                                     0.74%            0.06%             0.80%

PUTNAM VARIABLE TRUST
Advisor: Putnam Investment Management, Inc.
Putnam VT Growth and Income Fund-Class IA Shares                       0.46%            0.04%             0.50%
Putnam VT International Growth Fund-Class IA Shares                    0.80%            0.27%             1.07%
Putnam VT International New Opportunity Fund-
Class IA Shares(9)                                                     1.18%            0.42%             1.60%
Putnam VT New Value Fund-Class IA Shares                               0.70%            0.11%             0.81%
Putnam VT Vista Fund-Class IA Shares                                   0.65%            0.12%             0.77%

TEMPLETON VARIABLE PRODUCTS SERIES FUND, Class 1 Shares
Advisor: Templeton Asset Management Ltd.
Templeton Developing Markets Fund                                      1.25%            0.41%             1.66%

Advisor: Templeton Investment Counsel, Inc
Templeton International Fund                                           0.69%            0.17%             0.86%

Advisor: Franklin Mutual Advisers LLC
Mutual Shares Investments Fund(10)                                     0.00%            1.00%             1.00%


RUSSELL INSURANCE FUNDS(11)
Advisor: Frank Russell Investment Management Company
Multi-Style Equity Fund                                                0.49%            0.43%             0.92%
Aggressive Equity Fund                                                 0.51%            0.74%             1.25%
Non-U.S. Fund                                                          0.00%            1.30%             1.30%
Real Estate Securities Fund                                            0.85%            0.30%             1.15%
Core Bond Fund                                                         0.12%            0.68%             0.80%

(1) The adviser to the Fund discontinued the expense reimbursement with respect to the Premier Growth Portfolio effective May 1, 1998.

(2) The expenses shown with respect to the Real Estate Investment Portfolio are net of voluntary reimbursements. Expenses have been capped at .95% annually and the adviser to the Fund intends to continue such reimbursements for the foreseeable future. The estimated expenses for the Real Estate Investment Portfolio, before reimbursement, are: .90% management fees and 1.41% for other expenses.

(3) Since May 1, 1996, Cova has been reimbursing the Investment Funds of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Effective May 1, 1999, Cova discontinued this reimbursement arrangement for the Select Equity, Small Cap Stock and International Equity Portfolios. Therefore, the amounts shown above under "Other Expenses" have been restated to reflect the actual expenses for these Portfolios for the year ended December 31, 1998. Also beginning May 1, 1999, Cova is reimbursing the Mid-Cap Value, Large Cap Research and Developing Growth Portfolios for all operating expenses (exclusive of the management fees) in excess of approximately .30%, instead of .10%. This change is reflected above under "Other Expenses" for these three Portfolios. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses for the year ended December 31, 1998 would have been .86% for the Quality Bond Portfolio, .94% for the Large Cap Stock Portfolio, .93% for the Bond Debenture Portfolio, 1.68% for the Mid-Cap Value Portfolio, 1.95% for the Large Cap Research Portfolio and 1.70% for the Developing Growth Portfolio.

(4)  Estimated.  The  Portfolio  commenced  investment  operations on January 8,
     1999.

(5) The investment advisers to the Goldman Sachs Growth and Income, International Equity and Global Income Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.25% and 0.15% per year of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the "Other Expenses" and "Total Annual Fund Expenses" for the Goldman Sachs Growth and Income, International Equity and Global Income Funds would be 1.94% and 2.69%, 1.97% and 2.97% and 2.40% and 3.30%, respectively. The reductions or limitations may be discontinued or modified by the investment advisers in their discretion at any time.

(6) Pursuant to its agreement with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 1999, to limit their respective fees and to reimburse other operating expenses, in a manner communicated to the Board of the Fund, to the extent necessary to limit total operating expenses of the Kemper Small Cap Value Portfolio to .84%. The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were lower than these expense limits.

(7) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(8) MFS has agreed to bear expenses for the MFS Global Governments Series, subject to reimbursement by the series, such that the series' "Other Expenses" do not exceed 0.25% of the average daily net assets of the series during the current fiscal year. Absent the expense reimbursement, the Total Annual Fund Expenses for the year ended December 31, 1998, would have been 1.11% for the MFS Global Governments Series. The payments made by MFS on behalf of the series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment, the series' "Other Expenses" will not exceed the percentage set forth above for the series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date provided that the arrangement will continue for the series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series.

(9) The Management Fees and Total Annual Portfolio Expenses reflect an expense limitation. In the absence of the expense limitation, the Management Fees and Total Annual Fund Expenses would have been 1.20% and 1.62%, respectively.

(10) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Annual Fund Expenses did not exceed 1.00% of the Fund's Class 1 net assets in 1998. The manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Annual Fund Expenses in 1998 before any waivers were as follows: 0.60%, 2.27% and 2.87% for the Mutual Shares Investments Fund.

(11) The manager of Russell Insurance Funds, Frank Russell Investment Management Company, has contractually agreed, at least until April 30, 2000, to waive a portion of the management fee, up to the full amount of the fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Annual Fund Expenses." Additionally, the manager has contractually agreed, at least until April 30, 2000, to reimburse the Fund for all remaining expenses after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Fund Expenses." Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.21% for the Multi-Style Equity Fund; .95% and 1.67% for the Aggressive Equity Fund; .95% and 2.37% for the Non-U.S. Fund; and .60% and 1.28% for the Core Bond Fund.

5.  DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Cash Value of your Policy on the date of death and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

     *    the Face Amount; or

     * the Cash Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100" shown below.

Option B. The amount of the death benefit under Option B is the greater of:

     * the Face Amount plus the Cash Value of your Policy on the date of death; or

     * the Cash Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100" shown below.

                    Applicable Percentage of Cash Value Table
                         For Insureds Less Than Age 100

            Insured Person's Age                       Policy Cash Value Multiple
                                                               Percentage
                40 or under                                       250%
                     45                                           215%
                     50                                           185%
                     55                                           150%
                     60                                           130%
                     65                                           120%
                     70                                           115%
                  78 to 90                                        105%
                  95 to 99                                        101%

For ages that are not shown on this table the applicable percentage multiples will decrease by a ratable portion for each full year.


Option C. The amount of the death benefit under Option C is the greater of:

     *    the Face Amount; or

     * the Cash Value of your Policy on the date of the Insured's death multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100, then the Death Benefit will be 101% of the Policy's Cash Value.

Change in Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.


Change in Face Amount

Subject to certain limitations set forth below, you may decrease or increase the Face Amount of a Policy one each Policy year after the first Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested change must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Cash Value may be returned to you (at your election), to the extent necessary to meet these requirements. If you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy Anniversary that the increase will become effective.

6.  TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured.


Taking Money out of Your Policy

You, as the owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2 ; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Tax Status" in Part II for more details.

Diversification

The Internal Revenue Code provides that the underlying investments for a variable life insurance Policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy.  The loan value is:

     *    the Cash Value of the Policy on the date the loan request is received;
          less

     *    interest to the next loan interest due date; less

     *    anticipated  monthly  deductions  to the next loan  interest due date;
          less

     *    any existing loan; less

     *    any surrender charge; plus

     * interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living. When a Policy loan is made, we will deduct Cash Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Cash Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Cash Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Cash Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Cash Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

Interest credited to the Cash Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").



Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:
                           For Loans                          Annual
                           Outstanding During                 Interest Rate
                           -------------------                --------------
                           Policy Years     1-10              4.50%
                           Policy Years     11-20             4.25%
                           Policy Years     21+               4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Insured and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Cash Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

     (1)  $500 from an Investment Fund or the General Account; or

     (2)  the Policy's Cash Value in an Investment Fund.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Cash Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

     (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

     (2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for a partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, you can make a Pro-Rata Surrender of the Policy. The Pro- Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Cash Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Cash Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Cash Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8. OTHER INFORMATION

Cova

Cova Financial Services Life Insurance Company (Cova) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova, which on that date changed its name to Cova Financial Services Life Insurance Company.

Cova is licensed to do business in the District of Columbia and all states except for California, Maine, New Hampshire, New York and Vermont.

Distribution

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the Policies. Life Sales is our affiliate.

[Commissions will be described in the Pre-Effective Amendment.]

The general agent commission schedules and rules differ for different types of agency contracts.

Year 2000

We have developed and initiated plans to assure that our computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various Investment Funds underlying the Separate Account.

Although an assessment of the total cost of implementing these plans has not been completed, the total amounts to be expended are not expected to have a material effect on our financial position or results of operations. We believe that we have taken all reasonable steps to address these potential problems. There can be no guarantee, however, that the steps taken will be adequate to avoid any adverse impact.

The Separate Account

We established a separate account, Cova Variable Life Account One (Separate Account), to hold the assets that underlie the policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds; 4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

Ownership

Owner. The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.


PART II

Executive Officers and Directors

Our directors and executive officers and their principal occupations for the past 5 years are as follows:

Name of Principal Officers                  Principal Occupations During the Past Five Years
-------------------------------------------------------------------------------------------------------------------

John W. Barber***                        Director of Cova, First Cova Life Insurance  Company
                                         (FCLIC) and Cova Financial Life  Insurance Company
                                         (CFLIC) - June, 1995 to present;  Vice President and
                                         Controller of General American - December, 1984 to
                                         present; President and Director of Equity
                                         Intermediary Company - October, 1988 to present.

William P. Boscow*                       Vice President of Cova and CFLIC - 1996 to present;
                                         Senior Vice President of Cova Life Management
                                         Company (CLMC), February, 1999 to present; First
                                         Vice President of CLMC, 1996 - January, 1999.

Constance A. Doern****                   Vice  President  of Cova and CFLIC - 1997 to
                                          present,  prior thereto Assistant Vice President  from
                                         1990 to 1996; Vice President of FCLIC  -  1997  to
                                         present, prior thereto Assistant Vice President from
                                         1993 to 1996; Vice President of J&H/KVI - 1989 to
                                         present.

Patricia E. Gubbe*                       Vice President  of Cova and CFLIC - 1989 to present;
                                         Vice President of FCLIC - 1992 to present; First Vice
                                         President of CLMC - 1996 to present, prior thereto
                                         Vice President from 1989 to 1996; President and
                                         Chief Compliance Officer of CLSC from February,
                                         1999 to present; Vice President and Chief
                                         Compliance Officer of CLSC - 1989 to January, 1999.

Philip  A. Haley*                        Executive Vice President of Cova, CFLIC and FCLIC
                                         - May 1997 to present; Vice  President  of Cova and
                                         CFLIC - 1990 to 1997;  Vice President of FCLIC -
                                         1992 to present; Vice President of CLSC - 1991 to
                                         present;  Senior Vice  President of CLMC - 1996 to
                                         present, prior thereto Vice President from 1989 to
                                         1996.

J. Robert Hopson*                        Vice President, Chief Actuary and Director of Cova
                                         and CFLIC -  1991  to  present;  Vice  President,
                                         Chief Actuary and Director of FCLIC - 1992 to
                                         present;  Senior Vice President, Chief Actuary and
                                         Director of CLMC - 1996 to present,  prior thereto
                                         Vice  President  and Director  from 1993 to 1996 and
                                         Vice President from 1991 to 1993.

Thomas E. Hughes, Jr.**                  Treasurer  and  Director  of Cova and CFLIC - June,
                                         1995 to present;  Treasurer  of  FCLIC  -  June,  1995
                                         to  present; Corporate  Actuary  and  Treasurer  of
                                         General  American  - October, 1994 to present.
                                         Formerly, Executive Vice President  - Group
                                         Pensions General American - March,  1990 to
                                         October, 1994.  In  addition to the Cova  companies,
                                         Director of the following  General American
                                         subsidiary  companies:  Paragon Life  Insurance
                                         Company  and  RGA  Reinsurance   Company  -
                                         October, 1994 to present. Treasurer of the following
                                         General American  subsidiary   companies:   Paragon
                                         Life  Insurance Company,  General Life Insurance
                                         Company of America, General Life Insurance
                                         Company,  General  American Holding Company,
                                         Red Oak Realty Company, Gen Mark Incorporated,
                                         Walnut Street Securities,  Inc.,  Walnut Street
                                         Advisers Inc.,  White Oak Royalty  Company,
                                         Walnut  Street  Funds,   Inc.  and  RGA Reinsurance
                                         Company - October, 1994 to present.

Douglas E. Jacobs*                       Vice President of Cova, CFLIC and CLMC - 1985 to
                                         present.

Lisa O. Kirchner****                     Vice  President  of Cova - 1997 to  present,  prior
                                         thereto Assistant Vice  President from 1990 to 1996;
                                         Vice President of CFLIC - 1997 to present,  prior
                                         thereto  Assistant  Vice President from 1988 to 1996;
                                         Vice President of FCLIC - 1997 to present, prior
                                         thereto Assistant Vice President from 1993 to 1996;
                                         Vice President of J&H/KVI - 1985 to present.

Richard A. Liddy**                       Chairman of the Board of  Directors of Cova,  CFLIC,
                                         FCLIC, CLMC,  Advisory and Cova Investment
                                         Allocation  Corporation (Allocation)  -  April, 1997 to
                                         present;  Chairman  of the Board,  President  and
                                         Chief  Executive  Officer  of General American  - May,
                                         1992 to  present;  Mr.  Liddy  also  holds various
                                         positions with the General American  subsidiaries as
                                         follows:  Chairman  of the Board and  President  of
                                         General American Mutual Holding Company,
                                         GenAmerica Corporation and General American
                                         Holding Company;  Chairman of the Board of
                                         Security Equity Life Insurance Company, Conning
                                         Corporation, The Walnut  Street Funds,  Inc.,
                                         General American Capital Company,  Reinsurance
                                         Group of America,  Inc.,  RGA  Life Reinsurance
                                         Company of Canada and RGA Reinsurance
                                         Company.

William C. Mair*                         Vice President and Director of Cova, CFLIC and
                                         FCLIC from 1995 to present; Vice President,
                                         Controller and Director of Cova from 1995 to 1998,
                                         prior thereto Vice President, Controller, Treasurer
                                         and Director.  Vice  President, Controller  and
                                         Director of CFLIC from 1995 to 1998, prior thereto
                                         Vice  President, Controller, Treasurer and  Director;
                                         Director of FCLIC from 1993 to present; Vice
                                         President, Controller  and Director of FCLIC from
                                         1992 to 1998; Secretary of FCLIC from 1992 to 1995;
                                         Vice  President, Treasurer, Controller and Director of
                                         Advisory - 1993  to  present;  Vice  President,
                                         Treasurer, Controller and  Director of  Allocation  -
                                         1994 to present; Director of CLSC - 1992 to present;
                                         Senior Vice  President, Treasurer, Controller  and
                                         Director of CLMC - 1989 to present;  Vice President,
                                         Treasurer, Controller, Chief Financial Officer,
                                         Chief Accounting Officer and Trustee of Cova Series
                                         Trust - 1996 to present.

Matthew P. McCauley**                    Assistant  Secretary and Director of Cova, CFLIC and
                                         FCLIC - June,  1995 to present;  Associate  General
                                         Counsel and Vice President  of  General  American  -
                                         1973 to  present;  also, Director, Vice President,
                                         General Counsel and Secretary for several  other
                                         General  American subsidiaries, including Equity
                                         Intermediary  Company,  Red Oak Realty Company,
                                         and White Oak Royalty Company;  General American
                                         Holding Company and Paragon  Life  Insurance
                                         Company.  General  Counsel and Secretary,
                                         Reinsurance  Group  of  America,  Incorporated.
                                         Director and Secretary,  General  American  Capital
                                         Company.  General Counsel and Secretary, Conning
                                         Corporation.  General Counsel,  Conning Asset
                                         Management Company.  Director of RGA
                                         Reinsurance  Company  and  Walnut  Street
                                         Securities,  Inc.  Secretary to the Walnut Street
                                         Funds, Inc.

Mark E. Reynolds*                        Executive  Vice President and Director of Cova and
                                         CFLIC - May, 1997 to present;  Executive  Vice
                                         President, Chief Financial Officer and Director of
                                         FCLIC -  May,  1997 to present;  Executive  Vice
                                         President of CLMC - May, 1997 to present;  Executive
                                         Vice President and Director of Advisory - December,
                                         1996 to  present;  Executive  Vice President and
                                         Director of  Allocation - December, 1996 to present.

Leonard M. Rubenstein**                  Director of Cova, CFLIC, FCLIC and CLMC -
                                         January, 1996 to present;  Director of Advisory and
                                         Allocation  from 1995 to present;  Executive  Vice
                                         President and Director of General American  - 1992
                                         to  present.  Mr.  Rubenstein  also  holds
                                         various positions with the General American
                                         subsidiaries as follows:  Director and Treasurer of
                                         General American Capital Company;  Senior Vice
                                         President  Investments,  Treasurer and Director  of
                                         Reinsurance  Group of  America,  Incorporated;
                                         Director  of Paragon  Life  Insurance  Company;
                                         Director of General American Holding Company;
                                         Chief Executive  Officer, Chairman  and Director of
                                         Conning  Corporation;  Director of the  following:
                                         General Life  Insurance  Company,  Security
                                         Equity Life Insurance Company,  BHIF America de
                                         Vida Seguros S.A.  (Chile),  Manatial Seguros de
                                         Vida, S.A.  (Argentina), Red Oak Realty  Company,
                                         General Life Insurance  Company of America; RGA
                                         Reinsurance Company; Secretary and Director for
                                         RGA Sud America S.A.

Myron H. Sandberg*                       Vice  President  of Cova and CFLIC - 1985 to
                                         present;  Vice President of CLMC - 1989 to present.

John W. Schaus*                          Vice  President  of Cova and CFLIC - 1988 to
                                         present; First Vice President of CLMC from January,
                                         1999 to present; prior thereto, Vice President of
                                         CLMC - 1989 to 1998.

Bernard J. Spaulding*                    Senior Vice President and General Counsel of Cova,
                                         CFLIC,  FCLIC and CLMC since March, 1999.

Lorry J.  Stensrud*                      President and Director of Cova,  CFLIC,  FCLIC and
                                         CLMC from June,  1995  to  present,   prior  thereto
                                         Executive  Vice President;  President  and Director of
                                         Advisory from 1993 to present;  President and
                                         Director of Allocation  from 1994 to present.  Director
                                         of CLSC from 1989 to present;  President, Chief
                                         Executive  Officer and Trustee of Cova Series Trust -
                                         1996 to present.

Joann T. Tanaka*                         Senior Vice President of Cova and CFLIC - January
                                         1999 to present; prior thereto, Vice President of Cova
                                         and CFLIC from July, 1998 to December, 1998;
                                         Senior Vice President, Conning Asset Management,
                                         General American - June, 1987 to June, 1998.

Peter L. Witkewiz*                       Vice President and Controller of Cova, CFLIC and
                                         FCLIC - July, 1998 to  present; Vice President of
                                         Cova, CFLIC and FCLIC - 1993 to June, 1998.


*    Business Address:  Cova, One Tower Lane, Suite 3000,  Oakbrook Terrace,  IL
     60181

**   Business  Address:  General American,  700 S. Market Street,  St. Louis, MO
     63101

*** Business Address: General American, 13045 Tesson Ferry Road, St. Louis, MO 63128

**** Business  Address:  J&H/KVI,  1776 West Lakes Parkway,  West Des Moines, IA
     50266

Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the funds in our own right, we may elect to do so.

The voting  interests of the Owner in the funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an investment fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard  of Voting  Instructions

We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the investment fund. We may also disapprove changes in the investment Policy initiated by owners or trustees/directors of the funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Insured's lifetime for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

Federal Tax Status

NOTE: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance Policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section  1.817-5),  which  established  diversification   requirements  for  the
investment funds underlying variable contracts such as the Policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments;
(iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his Beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as Indebtedness of the owner and not a distribution. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the Indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.


Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

Experts

(to be filed by amendment)

Financial Statements

(to be filed by amendment)

Appendix - Illustrations of Death Benefits and Cash Values

(to be filed by amendment)


                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

     b. Pursuant to Investment Company Act Section 26(e), Cova Financial Services Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asseted or out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The  facing  sheet

     The  Prospectus  consisting  of 58  pages.

     Undertakings  to  file  reports.

     The  signatures.

     The  following  exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1.   Resolution of the Board of Directors of the Company*
     2.   Not Applicable
     3.a. Principal Underwriter's Agreement (to be filed by amendment)
     3.b. Selling Agreement (to be filed by amendment)
     3.c. Schedules of Commissions (to be filed by amendment)
     4.   Not Applicable
     5.   Flexible Premium Variable Life Insurance Policy
     5.a. Accelerated Benefit Rider
     5.b. Adjustable Benefit Term Rider
     5.c. Anniversary Partial Withdrawal Rider
     5.d. Guaranteed Survivor Plus Purchase Option Rider
     5.e. Lifetime Coverage Rider
     5.f. Preliminary Term Life Insurance Rider
     5.g. Secondary Guarantee Rider
     5.h. Supplemental Coverage Rider
     5.i. Waiver of Monthly Deduction Rider
     5.j. Waiver of Specified Premium Rider
     6.a. Articles of Incorporation of the Company*
     6.b. Bylaws of the Company*
     7.   Not Applicable
     8.   Not Applicable
     9.a. Form of Fund Participation Agreement by and among AIM Variable
          Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Services life Insurance Company, on behalf of itself and its
          Separate Accounts, and Cova Life Sales Company***
     9.b. Form of Participation Agreement among Templeton Variable Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company****
     9.c. Form of Fund  Participation  Agreement  among MFS  Variable  Insurance
          Trust,   Cova   Financial   Services   Life   Insurance   Company  and
          Massachusetts Financial Services Company+
     9.d. Form of Fund  Participation  Agreement  among Cova Financial  Services
          Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.+
     9.e. Form  of  Fund  Participation  Agreement  among  Oppenheimer  Variable
          Account Funds, OppenheimerFunds, Inc. and Cova Financial Services Life Insurance Company***
     9.f. Form of Fund  Participation  Agreement  among Putnam Variable Trust,
          Putnam Mutual Funds Corp. and Cova Financial Services Life Insurance Company***
     9.g. Form of Fund  Participation  Agreement  among  Investors  Fund Series,
          Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc. and Cova Financial Services Life Insurance Company***
     9.h. Form of Participation  Agreement by and between Goldman Sachs Variable
          Insurance Trust, Goldman, Sachs & Co. and Cova Financial Services Life Insurance Company***
     9.i. Form of  Participation  Agreement  among Liberty  Variable  Investment
          Trust, Liberty Financial Investments, Inc. and Cova Financial Services Life Insurance Company***
     9.j. Form of  Participation  Agreement  among Templeton  Variable  Products
          Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company**
     9.k. Form of Participation Agreement among Russell Insurance Funds, Russell
          Fund Distributors, Inc. and Cova Financial Services Life Insurance Company***
     10.  Application Forms
     11.  Powers of Attorney*

B.   Opinion and Consent of Counsel (to be filed by amendment)

C.   Consent of Actuary (to be filed by amendment)

D.   Consent of Independent Auditors (to be filed by amendment)

   * Incorporated by reference to Form S-6 (File No. 333-17963) electronically filed on December 16, 1996.

 ** Incorporated by reference to Pre-Effective Amendment No. 1 to
    Form S-6 (File No. 333-17963) electronically filed on March 24, 1997.

*** Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4
    (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 3 to Form
     S-6 (File No. 333-17963) as electronically filed on April 30, 1999.

+ Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.


                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Oakbrook Terrace and State of Illinois on this 8th day of July, 1999.

                                      COVA  VARIABLE  LIFE  ACCOUNT  ONE

                                      Registrant

                                 By:  COVA  FINANCIAL  SERVICES  LIFE
                                      INSURANCE  COMPANY

                                 By: /S/ LORRY J. STENSRUD
                                    ______________________________



                                      COVA  FINANCIAL  SERVICES  LIFE
                                      INSURANCE  COMPANY

Attest:

/S/ MARK E. REYNOLDS                 /S/ LORRY J. STENSRUD
________________________             ______________________________
(Name)


Executive Vice President
________________________________
Title


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                         Chairman of the Board and
----------------------                   Director                                      -------
Richard A. Liddy                                                                         Date


/S/ LORRY J. STENSRUD                    President and Director                        7/8/99
---------------------                                                                  -------
Lorry J. Stensrud                                                                        Date

Leonard M. Rubenstein*                   Director                                      7/8/99
----------------------                                                                 -------
Leonard M. Rubenstein                                                                    Date

J. Robert Hopson*                        Director                                      7/8/99
-----------------                                                                      -------
J. Robert Hopson                                                                         Date

William C. Mair*                         Director                                      7/8/99
-----------------------                                                                -------
William C. Mair                                                                          Date

E. Thomas Hughes, Jr.*                                                                 7/8/99
----------------------                   Treasurer and Director                        -------
E. Thomas Hughes, Jr.                                                                    Date

Matthew P. McCauley*                     Director                                      7/8/99
----------------------                                                                 -------
Matthew P. McCauley                                                                      Date

John W. Barber*                          Director                                      7/8/99
----------------------                                                                 -------
John W. Barber                                                                           Date

/S/ MARK E. REYNOLDS                     Director                                      7/8/99
---------------------                                                                  -------
Mark E. Reynolds                                                                         Date

/S/ PETER L. WITKEWIZ                                                                  7/8/99
---------------------                    Controller                                    -------
Peter L. Witkewiz                                                                        Date

                                  *By:   /S/ LORRY J. STENSRUD
                                       ______________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact



                               INDEX TO EXHIBITS

INDEX NO.                                                                 PAGE


EX-99.A5    Flexible Premium Variable Life Insurance Policy
EX-99.A5.a. Accelerated Benefit Rider
EX-99.A5.b. Adjustable Benefit Term Rider
EX-99.A5.c. Anniversary Partial Withdrawal Rider
EX-99.A5.d. Guaranteed Survivor Plus Purchase Option Rider
EX-99.A5.e. Lifetime Coverage Rider
EX-99.A5.f. Preliminary Term Life Insurance Rider
EX-99.A5.g. Secondary Guarantee Rider
EX-99.A5.h. Supplemental Coverage Rider
EX-99.A5.i. Waiver of Monthly Deduction Rider
EX-99.A5.j. Waiver of Specified Premium Waiver
EX-99.A10   Application Forms